[LETTERHEAD OF BLOCKBUSTER]


                                                                 August 31, 1994


Dear Stockholder:


     On behalf of your Board of Directors, we are pleased to invite you to attend a Special Meeting of Stockholders of Blockbuster Entertainment Corporation ("Blockbuster"), which will be held at the Broward Center for the Performing Arts, Fort Lauderdale, Florida, at 11:00 a.m., local time, on September 29, 1994.


     At this meeting, stockholders will be asked to approve the merger of Blockbuster and Viacom Inc. ("Viacom"). Viacom recently completed a business combination with Paramount Communications Inc. ("Paramount"). Blockbuster and Viacom, which now includes Paramount, have complementary businesses and a commitment to innovation and creativity. The combination of these businesses will create a fully-integrated global entertainment and communications company with extraordinary resources.


     The merger has been a long and complicated journey for all of us. At times, the decline in the market prices of Viacom Common Stock gave us concern about the viability of the merger--thus the reason for the letter to you in May. But we still believe today that the combination of our businesses with the businesses of Viacom and Paramount presents an excellent strategic opportunity. And now that the market prices of Viacom Common Stock have rebounded, your Board of Directors, after careful consideration of many factors, including the opinion of Blockbuster's financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, determined that the merger of Blockbuster and Viacom is consistent with, and in furtherance of, the long-term business strategy of Blockbuster and is fair to, and in the best interests of, the stockholders of Blockbuster. Accordingly, the Board has unanimously approved the merger agreement and certain other transactions with Viacom and recommends that you vote in favor of the merger at the meeting.



     Under the terms of the merger agreement, upon consummation of the merger, each outstanding share of Blockbuster Common Stock will be converted into the right to receive (i) 0.08 of a share of voting Viacom Class A Common Stock, (ii)
0.60615 of a share of non-voting Viacom Class B Common Stock and (iii) a variable common right representing the right to receive from zero to an additional 0.13829 of a share of Viacom Class B Common Stock depending on market prices of Viacom Class B Common Stock during the year following the merger. Based upon the closing market prices of Viacom Class A Common Stock and Viacom Class B Common Stock on the date of the merger agreement (January 7, 1994), the aggregate market value of the merger consideration to be received by Blockbuster stockholders ranged between $28.54 per share and $30.97 per share, depending upon the value attributed to the variable common rights. Based upon the closing market prices of Viacom Class A Common Stock and Viacom Class B Common Stock on August 26, 1994, the aggregate value of the merger consideration to be received by Blockbuster stockholders ranged between $23.44 per share and $28.09 per share, depending upon the value attributed to the variable common rights.



     A Notice of the Special Meeting and a Joint Proxy Statement/Prospectus containing detailed information concerning this merger and certain other transactions is attached. We urge you to read this material carefully. In addition, at this meeting, stockholders will be asked to approve an amendment to Blockbuster's 1991 Non-employee Director Stock Option Plan. Your Board recommends that you vote in favor of the amendment to the 1991 Non-employee Director Stock Option Plan.


     Pursuant to an Amended and Restated Proxy Agreement and an Amended and Restated Stockholders Stock Option Agreement executed with Viacom, certain stockholders of Blockbuster have granted to Viacom proxies to vote approximately 22% of the Blockbuster Common Stock outstanding in favor of the merger.

     We have come a long way. In the eight years since Blockbuster opened its first video store, Blockbuster's market value has increased from approximately $7 million to approximately $8.5 billion. At the same time, a share of Blockbuster Common Stock appreciated by more than 14,000 percent. In just the twelve months prior to signing the merger agreement, our market value increased by more than $4 billion, or over 110%. Very few companies have ever achieved this value in such a short period of time. We are confident that this value will continue to be enhanced as a result of Blockbuster's combination with Viacom.

     Your participation in this meeting, in person or by proxy, is important. Please mark, date, sign and return the enclosed proxy as soon as possible, whether or not you plan to attend the meeting.


                      Sincerely,


                      H. WAYNE HUIZENGA            STEVEN R. BERRARD
                      Chairman of the Board and    Vice Chairman of the Board
                        Chief Executive Officer      President and Chief
                                                     Operating Officer










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